2603 Challenger Tech Court, Suite 100, Orlando, FL  32826
Phone: 407-382-4003  Fax: 407-382-4007

April 4, 2013

Via Edgar Filing as correspondence

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance – Mail Stop 6010
Washington, DC 20549

Dear Mr. James:

LightPath Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 2, 2013, with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2012 (File No. 000-27548) (the “Filing”) filed with the Commission on September 6, 2012.

Below is the Company’s response.  For your convenience, we have repeated the Staff’s comment before our response.

Exhibit 32.2 Certification of Chief Financial Officer

1.           We note that the CEO signed the certification for the Chief Financial Officer.  Please file an amendment that includes the entire filing together with properly signed certifications of each of your principal executive and principal financial officers.  Refer to Rule 13a-14(b) and (c) under the ’34 Act.

Response:

We will file an amended Form 10-K with properly signed certifications of each of our principal executive and principal financial officers.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at 407-382-4003 x 305.

Sincerely,

/s/ Dorothy M Cipolla

Dorothy M. Cipolla
Chief Financial Officer